GGL DIAMOND CORP.

904 - 675
Vancouve
V6B 1N2

04036258

04) 688-0546
04) 688-0378

82-1209

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR THE PERIOD ENDED MAY 31, 2004

Raymond A. Hrkac, President of GGL Diamond Corp. (GGL.TSX) reports on the activities of the Company for the period ended May 31, 2004 and subsequent events.

DOYLE LAKE LA 1 – 30 MINERAL CLAIMS, SOUTHEAST SLAVE CRATON

De Beers starts summer exploration program at Doyle Lake; 100% interest in Doyle diamondiferous sill returns to GGL



Under an agreement dated May 25, 1995, De Beers Canada Exploration Inc. ("De Beers") earned a 60% interest in the Doyle Lake properties by completing exploration expenditures of $4,650,000. De Beers' expenditures to date total approximately $7,000,000. GGL Diamond Corp. (GGL) retains a 40% carried interest in claims held by the joint venture.

Under the Canada Mining Regulations a mineral claim has a maximum life of 10 years at which time the claim is either taken to lease or allowed to expire. A claim is taken to lease by completing a legal survey of the claim, paying a fee of $25 per claim and a yearly rental fee of $1.00 per acre, for an initial 21 year period.

Under the 1995 agreement if De Beers elects to remove a mineral claim from the joint venture and return the claim to GGL, the claim must be in good standing for a minimum of six months from the date of return. As the critical date for the LA 1 – 25 claims was July 15, 2004, GGL called a joint venture meeting which took place on June 28, 2004, at which time the status and exploration potential of the claims were discussed.

De Beers subsequently informed GGL that they would survey and take to lease the LA 4 to LA 9 claims inclusive, the fractional claims Extra 2 to Extra 4 inclusive and Extra 10. These claims remain within the joint venture, 60% held by De Beers and 40% carried interest held by GGL, and cover an area of 13.5 kilometres east-west by 4.5 kilometres north-south and contain a total of 15,380 acres. The claims adjoin the Mountain Province Diamonds Inc. claims (MPV).

The decision means that the high priority area for new kimberlite discoveries immediately to the south of the Mountain Province kimberlite pipes will be explored by De Beers on behalf of the joint venture.

The De Beers' winter gravity survey identified five target areas on these properties:

- Three targets, three to four kilometres south of the MPV kimberlites in Kennady Lake, lie along a northeast structure whose extension would pass through the Kelvin and Faraday kimberlites
- a target occurs in Blob Lake two kilometres south of the Hearne kimberlite
- an anomaly in T-Bone Lake located on the LA 4 claim and seven kilometres southwest of the Hearne kimberlite pipe, is a high priority target
- in addition, the Quail Lake target five kilometres south west of the Hearne kimberlite requires the continuation of the gravity survey next winter when other lake areas including the south half of Blob Lake are scheduled to be done

De Beers plans to continue the ground gravity survey this summer starting in mid-August. De Beers has budgeted $50,000 for the summer program.

GGL DIAMOND CORP.
August 3, 2004

The remaining claims, LA 1, 2 and 3 and LA 10 to 30, including the diamond-bearing kimberlite sill, have been returned with clear title and 100% ownership to GGL. Several fractional claims are also included.

These claims represent an exciting opportunity for GGL and De Beers' decision to return them to 100% GGL ownership leaves us free to explore the claims aggressively.

Of particular importance to the Company is the diamond-bearing Doyle sill and its strike and dip extensions located on claims LA 17, 18, 28 and 29. The sill, which returned 161 microdiamonds in 84.5 kilograms of kimberlite, has already been traced by drilling for a length of 2 kilometres. Except for 150 metres of dip extent at the central part of the sill, the down dip extensions remain unexplored. The discovery by last year's drilling of kimberlite immediately east of the sill adds potential to the area and highlights the opportunity to find additional kimberlite in this area.

GGL's exploration team, whose work led to the discovery of the sill in 1996, waited in frustration through seven years of court struggles to restore clear title to the underlying claims and is now eager to resume exploration. The kimberlite sill is in the early stages of exploration and in many respects resembles the early stages at Snap Lake when many doubted that the discovery would lead to a commercial diamond deposit. Contrary to those early expectations Snap Lake is now being put into production with initial reserves of 21 million tons.

The GGL team sees great potential to extend the known size of the kimberlite and to sample the body for commercial diamond content. The chemistry of the indicator minerals and the number of microdiamonds recovered to date give them confidence that the Doyle sill may host an economic diamond deposit. In addition, the sill and down dip extensions are land based and to date the dip has been shallow, indicating that portions could be mined by open pit if the further exploration proves positive.

In addition to the Doyle sill, a number of indicator samples located on other claims being returned to GGL contain kimberlite indicator minerals that show promise and need exploration. Four claims to the east of the claims retained by the joint venture have yet to be explored by airborne geophysical surveys.

The Company is now preparing its plans to take returned claims to lease and explore these claims.

CH PROJECT AREA, CENTRAL SLAVE CRATON

Company plans fall drilling on CH property

During the quarter an airborne geophysical survey, using the Fugro Resolve magnetic/electromagnetic system, was flown over the Courageous, Seahorse, Winter Lake North and Winter Lake South properties. Approximately 8,000 line kilometres at 60 metre line spacing was completed. The final report from Fugro containing the corrected and levelled data is expected in August.

GGL geologists anticipate that the airborne geophysical survey will help to define targets at the head of known indicator mineral trains in addition to outlining areas that may require new sampling for kimberlite indicator minerals.

The prime purpose of the exploration programs completed to date and on-going is to define and prioritize potential kimberlite targets to be tested by diamond drilling. The short term objective is to identify drill targets for a September drill program while the longer term objective is to complete the exploration required to identify drill targets for the 2005 program.

GGL DIAMOND CORP.
August 3, 2004

To complete this process an indicator mineral sampling program is starting and is aimed at existing indicator mineral trains that require closure. Indicator mineral trains whose kimberlite source areas have been defined are now being evaluated for geophysical targets that lie within the source area. This work has already revealed subtle geophysical targets that were it not for the presence of good kimberlite indicators, may not have been recognized.

At present some 19 potential kimberlite drill targets are being compared to determine the priority and selection for this year's drill program. These are located on the Courageous, Seahorse, Starfish and Zip-de properties.

FISHBACK LAKE PROJECT, SOUTHWEST SLAVE CRATON
"BIG HOLE" KIMBERLITE TARGET

The Awry Lake area was first selected as an area of interest after a 1993 fixed wing airborne magnetometer survey revealed that a number of linear magnetic features were terminated by a magnetic low of substantial size.

A program of indicator mineral sampling was initiated although only limited amounts of washed till remained in an area of extensive bedrock exposure. A few kimberlite indicator minerals were recovered on the west side of Awry Lake.

It was only when a seismic survey conducted for the Company found the water of the lake to be 75 metres deep and as a consequence a bathymetry (water depth) survey over the entire lake was completed, that the presence of a steep walled oval hole with a remarkably flat bottom up to one kilometre in size was outlined. In the early days of diamond exploration on the Slave Craton deep lakes were one of the favourable criteria for kimberlite exploration.

This discovery was followed by a lake sediment survey that, when the samples taken were analyzed, returned anomalous values in those elements that are common to kimberlites.

An examination of the lakeshore down-ice of the deep hole located granite-breccia boulders that contained a fine-grained greenish matrix (like the cement holding the pebbles in concrete) that reacted to acid. Some of this breccia was analysed and despite the rather small sample, returned eclogitic garnets and a G-9 pyrope. This prompted a second attempt at indicator mineral sampling and a re-examination of concentrates from previous sampling. As a result, up to 15 kimberlitic indicators were recovered from one sample and two ilmenites were found containing delicate resorption surfaces with perovskite/leucoxene coatings. The ilmenites are important as such surfaces would not be expected to travel far from the source.

In May of this year an airborne geophysical survey was flown over the Awry Lake area. The preliminary interpretation of the Fugro survey data indicates that the "Big Hole" lies within a quiet magnetic area. The EM data shows a significant conductor correlating to the southern part of the big hole. More recently a ground gravity survey over this target identified an isolated gravity low, between 500 and 900 metres in diameter. The larger EM anomaly models as a bedrock conductor similar to known kimberlites.

This month a deep drill hole was drilled to a depth of 841 metres from the north shore of Awry Lake toward the geophysical anomalies 1320 metres away, with the expectation that the broad flat outline of the deep hole would be reached and give evidence of kimberlite. Indirect evidence was encountered in the form of anticipated alteration products within the granite drilled as well as breccia and microbreccia. However, the hole was terminated due to excessive deviation from the planned direction of 165°. Selected sections of the core have been sent out for analyses.

At this time, GGL geologists have undertaken a program of bedrock geological study and glacial till sampling in the immediate area of Awry Lake where not only the "Big Hole" but also two other geophysical targets near shore are located.

The "Big Hole" will be evaluated for a winter drill program from the ice of Awry Lake.

GGL DIAMOND CORP.
August 3, 2004

CONSIDERATIONS FOR FUTURE EXPLORATION

The Company has worked long and hard to acquire a portfolio of properties each of which has, through the results from extensive and costly exploration, the potential to contain diamond-bearing kimberlites. We have done so in order that the Company and its shareholders would have multiple chances for success and would not be dependent on the outcome of any one property or any one drill hole.

We have achieved this objective perhaps far better than we could have expected when we embarked on our own exploration in March of 2000.

With the return of the Doyle sill, the large number of good drill targets defined at the CH Project and more to come, and the intriguing potential of the Awry Lake area, we may well have more to do than can be done within the time frame of the patience of our shareholders. Even though we are well funded at this time, the demands of the properties would require additional funds and dilution of the stock, particularly as the present market is giving resource stocks no premium for initial success.

The Directors of the Company believe we should consider new joint ventures with suitable partners that may shorten the time frame to success for some of our properties.

FINANCIAL POSITION AND SUBSEQUENT EVENTS

For the six months ended May 31, 2004 the Company incurred $1,310,746 on exploration costs on mineral properties compared to $503,194 for the same period in 2003. Working capital as of May 31, 2004 was $1,121,411 compared to $339,836 at May 31, 2003. More detailed financial information for the period ending May 31, 2004 is available through SEDAR at www.sedar.com.

Subsequent to the end of the period, the Company issued 5,440,000 common shares pursuant to warrants exercised for gross proceeds of $1,088,000. As of August 3, 2004 there are no warrants outstanding. The estimated working capital of the Company at present is $1,675,000.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2004.

GGL DIAMOND CORP.

Management Discussion and Analysis

(Form 51-102F1)

For the Six Months ended May 31, 2004

The following discussion of the results and financial position of the Company for the six months ended May 31, 2004 should be read in conjunction with the information provided in the 2003 Annual Report of the Company and the February 29, 2004 Quarterly Report. The material herein, as of this 28th day of July 2004, updates the information as of April 7 and April 26, 2004 contained in the MD&A of those reports, respectively.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

DOYLE LAKE LA 1 – 30 MINERAL CLAIMS, SOUTHEAST SLAVE CRATON

Under an agreement dated May 25, 1995, De Beers Canada Exploration Inc. (De Beers) earned a 60% interest in the Doyle Lake properties by completing exploration expenditures of $4,650,000. De Beers' expenditures to date total approximately $7,000,000. GGL Diamond Corp. (GGL) retains a 40% carried interest in claims held by the joint venture.

Under the Canada Mining Regulations a mineral claim has a maximum life of 10 years at which time the claim is either taken to lease or allowed to expire. A claim is taken to lease by completing a legal survey of the claim, paying a fee of $25 per claim and a yearly rental fee of $1.00 per acre, for an initial 21 year period.

Under the 1995 agreement if De Beers elects to remove a mineral claim from the joint venture and return the claim to GGL, the claim must be in good standing for a minimum of six months from the date of return. As the critical date for the LA 1 – 25 claims was July 15, 2004, GGL called a joint venture meeting which took place on June 28, 2004, at which time the status and exploration potential of the claims were discussed.

De Beers subsequently informed GGL that they would survey and take to lease the LA 4 to LA 9 inclusive, the fractional claims Extra 2 to Extra 4 inclusive and Extra 10. These claims remain within the joint venture, 60% held by De Beers and 40% carried interest held by GGL, and cover an area of 13.5 kilometres east-west by 4.5 kilometres north-south and contain a total of 15,380 acres. The claims adjoin the Mountain Province Diamonds Inc. claims (MPV).

The decision means that the high priority area for new kimberlite discoveries immediately to the south of the Mountain Province kimberlite pipes will be explored by De Beers on behalf of the joint venture.

The De Beers' winter gravity survey identified five target areas on these properties:

- Three targets, three to four kilometres south of the MPV kimberlites in Kennady Lake, lie along a northeast structure whose extension would pass through the Kelvin and Faraday kimberlites
- a target occurs in Blob Lake two kilometres south of the Hearne kimberlite

- an anomaly in T-Bone Lake located on the LA 4 claim and seven kilometres southwest of the Hearne kimberlite pipe, is a high priority target
- in addition, the Quail Lake target five kilometres south west of the Hearne kimberlite requires the continuation of the gravity survey next winter when other lake areas including the south half of Blob Lake are scheduled to be done

De Beers plans to continue the ground gravity survey this summer starting in mid-August. De Beers has budgeted $50,000 for the summer program.

The remaining claims, LA 1, 2 and 3 and LA 10 to 30, including the diamond-bearing kimberlite sill, have been returned with clear title and 100% ownership to GGL. Several fractional claims are also included.

These claims represent an exciting opportunity for GGL and De Beers' decision to return them to 100% GGL ownership leaves us free to explore the claims aggressively.

Of particular importance to the Company is the diamond-bearing Doyle sill and its strike and dip extensions located on claims LA 17, 18, 28 and 29. The sill, which returned 161 microdiamonds in 84.5 kilograms of kimberlite, has already been traced by drilling for a length of 2 kilometres. Except for 150 metres of dip extent at the central part of the sill, the down dip extensions remain unexplored. The discovery by last year's drilling of kimberlite immediately east of the sill adds potential to the area and highlights the opportunity to find additional kimberlite in this area.

GGL's exploration team, whose work led to the discovery of the sill in 1996, waited in frustration through seven years of court struggles to restore clear title to the underlying claims and is now eager to resume exploration. The kimberlite sill is in the early stages of exploration and in many respects resembles the early stages at Snap Lake when many doubted that the discovery would lead to a commercial diamond deposit. Contrary to those early expectations Snap Lake is now being put into production with initial reserves of 21 million tons.

The GGL team sees great potential to extend the known size of the kimberlite and to sample the body for commercial diamond content. The chemistry of the indicator minerals and the number of microdiamonds recovered to date give them confidence that the Doyle sill may host an economic diamond deposit. In addition, the sill and down dip extensions are land based and to date the dip has been shallow, indicating that portions could be mined by open pit if the further exploration proves positive.

In addition to the Doyle sill, a number of indicator samples located on other claims being returned to GGL contain kimberlite indicator minerals that show promise and need exploration. Four claims to the east of the claims retained by the joint venture have yet to be explored by airborne geophysical surveys.

The Company is now preparing its plans to take returned claims to lease and explore these claims.

CH PROJECT AREA, CENTRAL SLAVE CRATON

During the quarter an airborne geophysical survey, using the Fugro Resolve magnetic/electromagnetic system, was flown over the Courageous, Seahorse, Winter Lake North and Winter Lake South properties. Approximately 8000 line kilometres at 60 metre line spacing was completed. The final report from Fugro containing the corrected and levelled data is expected in August.

GGL geologists anticipate that the airborne geophysical survey will help to define targets at the head of known indicator mineral trains in addition to outlining areas that may require new sampling for kimberlite indicator minerals.

The prime purpose of the exploration programs completed to date and on-going is to define and prioritize potential kimberlite targets to be tested by diamond drilling. The short term objective is to identify drill targets for a September drill program while the longer term objective is to complete the exploration required to identify drill targets for the 2005 program.

To complete this process an indicator mineral sampling program is starting and is aimed at existing indicator mineral trains that require closure. Indicator mineral trains whose kimberlite source areas have been defined are now being evaluated for geophysical targets that lie within the source area. This work has already revealed subtle geophysical targets that were it not for the presence of good kimberlite indicators, may not have been recognized.

At present some 19 potential kimberlite drill targets are being compared to determine the priority and selection for this year's drill program. These are located on the Courageous, Seahorse, Starfish and Zip-de properties.

FISHBACK LAKE PROJECT, SOUTHWEST SLAVE CRATON
"BIG HOLE" KIMBERLITE TARGET

The Awry Lake area was first selected as an area of interest after a 1993 fixed wing airborne magnetometer survey revealed that a number of linear magnetic features were terminated by a magnetic low of substantial size.

A program of indicator mineral sampling was initiated although only limited amounts of washed till remained in an area of extensive bedrock exposure. A few kimberlite indicator minerals were recovered on the west side of Awry Lake.

It was only when a seismic survey conducted for the Company found the water of the lake to be 75 metres deep and as a consequence a bathymetry (water depth) survey over the entire lake was completed, that the presence of a steep walled oval hole with a remarkably flat bottom up to one kilometre in size was outlined. In the early days of diamond exploration on the Slave Craton deep lakes were one of the favourable criteria for kimberlite exploration.

This discovery was followed by a lake sediment survey that, when the samples taken were analyzed, returned anomalous values in those elements that are common to kimberlites.

An examination of the lakeshore down-ice of the deep hole located granite-breccia boulders that contained a fine-grained greenish matrix (like the cement holding the pebbles in concrete) that reacted to acid. Some of this breccia was analysed and despite the rather small sample, returned eclogitic garnets and a G-9 pyrope. This prompted a second attempt at indicator mineral sampling and a re-examination of concentrates from previous sampling. As a result, up to 15 kimberlitic indicators were recovered from one sample and two ilmenites were found containing delicate resorption surfaces with perovskite/leucoxene coatings. The ilmenites are important as such surfaces would not be expected to travel far from the source.

In May of this year an airborne geophysical survey was flown over the Awry Lake area. The preliminary interpretation of the Fugro survey data indicates that the "Big Hole" lies within a quiet magnetic area. The EM data shows a significant conductor correlating to the southern part of the big hole. More recently a ground gravity survey over this target identified an isolated gravity low,

between 500 and 900 metres in diameter. The larger EM anomaly models as a bedrock conductor similar to known kimberlites.

This month a deep drill hole was drilled to a depth of 841 metres from the north shore of Awry Lake toward the geophysical anomalies 1320 metres away, with the expectation that the broad flat outline of the deep hole would be reached and give evidence of kimberlite. Indirect evidence was encountered in the form of anticipated alteration products within the granite drilled as well as breccia and microbreccia. However, the hole was terminated due to excessive deviation from the planned direction of 165°. Selected sections of the core have been sent out for analyses.

At this time, GGL geologists have undertaken a program of bedrock geological study and glacial till sampling in the immediate area of Awry Lake where not only the "Big Hole" but also two other geophysical targets near shore are located.

The "Big Hole" will be evaluated for a winter drill program from the ice of Awry Lake.

CONSIDERATIONS FOR FUTURE EXPLORATION

The Company has worked long and hard to acquire a portfolio of properties each of which has, through the results from extensive and costly exploration, the potential to contain diamond-bearing kimberlites. We have done so in order that the Company and its shareholders would have multiple chances for success and would not be dependent on the outcome of any one property or any one drill hole.

We have achieved this objective perhaps far better than we could have expected when we embarked on our own exploration in March of 2000.

With the return of the Doyle sill, the large number of good drill targets defined at the CH Project and more to come, and the intriguing potential of the Awry Lake area, we may well have more to do than can be done within the time frame of the patience of our shareholders. Even though we are well funded at this time, the demands of the properties would require additional funds and dilution of the stock, particularly as the present market is giving resource stocks no premium for initial success.

The Directors of the Company believe we should consider new joint ventures with suitable partners that may shorten the time frame to success for some of our properties.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

As at May 31, 2004, the Company had incurred exploration costs on mineral properties of $1,310,746 (charter aircraft $309,188; drilling, trenching and sampling $164,433; licenses and recording fees $1,463; salaries and wages $59,266; surveys $466,520; technical and professional services $149,048; transportation $95,927 and project supplies of $64,901). Exploration costs for the period ended May 31, 2004 are higher than 2003 by $807,552, an increase of 160%. A majority of this increase was for the ground and airborne geophysical surveys conducted over our claims and the chartered aircraft hired to move crews and equipment out to the properties. The December, 2003 flow-through financing allowed us to execute a larger field program this season.
On a per project basis, the Company spent the $1,310,746 exploration costs as follows: $1,180,260 on the CH project, $15,882 on the Doyle Lake project, $1,743 on the Clinton, $1,866 on the McConnell Creek, $1,504 on the Happy Creek Gold/Silver Property, $815 on Regional, and $108,676 on the Fishback Lake and Dessert Lake Properties.
The Company reported a net loss of $689,165 for the period ended May 31, 2004 compared to a net loss of $207,521 for the period ended May 31, 2003 (an increase of 232% from 2003 to 2004).

The increase in net loss was primarily due to the recording of stock based compensation for the stock options granted to the Company's employees, directors and consultants.

Revenue for the period ended May 31, 2004 was $23,034 consisting of interest income compared with $5,096 for the period ended May 31, 2003. The increase in funds raised during the 3rd and 4th quarter of 2003 generated more interest income for the Company.

ACQUISITION AND DISPOSITION OF RESOURCE PROPERTIES AND WRITE OFFS

There were no write offs of exploration and mineral property costs for the period ended May 31, 2004. Six additional McConnell Lake claims were staked in British Columbia and 13 Fishback Lake claims were staked in the Northwest Territories.

RELATED PARTY TRANSACTIONS

During the period ended May 31, 2004, the Company was billed $41,180 ($13,656 is included in accounts payable in 2004) by R.A. Hrkac, the President and Chief Executive Officer for technical and professional services provided. For the same comparative period in 2003, the Company was billed $24,000 (which is included in accounts payable in 2003) by R.A. Hrkac for technical and professional services.

COMMITMENTS

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2003. If the conditions precedent had been satisfied at May 31, 2004, the amount owing under the agreement would be approximately $173,170.

The Company has a mortgage loan on its Yellowknife house of approximately $64,104 which becomes due on January 1, 2005.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2004. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2004 ($)	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)	February 28, 2003 ($)	November 30, 2002 ($)	August 31, 2002 ($)
Total Revenues	23,034	22,250	9,203	5,027	3,975	1,121	1,646	1,285
Net Income (Loss)	(689,165)	(252,955)	(635,294)	(111,314)	(107,262)	(100,259)	(432,471)	(170,754)
Net income (loss) per share	(0.011)	(0.004)	(0.01)	(0.002)	(0.002)	(0.002)	(0.009)	(0.004)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

For the period ended May 31, 2004, the Company experienced a negative cash flow of $230,318 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in office services and expenses and licences, taxes and insurance. A lump sum payment was paid to our insurance agency to extend one of our policies to expire at the same time as another policy. This payment was made ahead of the original policy expiry date.

The Company's cash position as at May 31, 2004 was $1,487,672. The decrease in cash position compared to November 30, 2003 was due principally to the start of field season work in the Northwest Territories. Ground and airborne geophysical surveys and drilling commenced on some of our claims.

During the period ended May 31, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(ii) Issued 570,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $114,000.

(iii) Issued 915,000 common shares pursuant to the exercise of stock options between $0.20 and $0.30 per common share for gross proceeds of $267,000.

100,000 warrants and 750,000 stock options expired unexercised during the period. See Notes 2 and 3 of the Consolidated Financial Statements for May 31, 2004.

SUBSEQUENT EVENTS

Subsequent to May 31, 2004, the following occurred:

(a) 100,000 stock options were exercised at $0.25 per common share for gross proceeds of $25,000;

(b) 5,440,000 share purchase warrants were exercised at $0.20 per common share for gross proceeds $1,088,000 and

(c) 45,000 stock options in total were granted to an employee and a consultant of the Company at an exercise price of $0.50 per common share. The shares are exercisable for 5 years and vest over 18 months.

OUTSTANDING SHARE DATA AS OF JULY 29, 2004:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number	Issued Value
Common	No par value	250,000,000	74,785,242	$ 22,393,539

(b)   Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	519,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	145,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	255,000	$0.20	July 16, 2006
Options	959,333	$0.20	July 18, 2007
Options	711,667	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	1,100,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Total	**5,865,000**		

(c)   There are no warrants outstanding.

(d)   There are no escrowed or pooled shares.

OTHER INFORMATION

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

_____   _____

Raymond A. Hrkac   J. Haig deB. Farris

President & CEO   Director

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

		May 31, 2004		November 30, 2003
ASSETS				
Current				
Cash and cash equivalents	$	1,487,672	$	1,575,129
Sundry receivable		162,668		59,318
Prepaid expense		9,705		3,807
Marketable securities		3,800		3,800
		1,663,845		1,642,054
Mineral properties and deferred exploration costs (Note 1)		8,803,746		7,399,202
Property, plant and equipment		293,957		285,006
	$	10,761,548	$	9,326,262
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	529,310	$	211,460
Current portion of mortgage loan		13,124		13,124
		542,434		224,584
Mortgage loan		50,980		57,676
		593,414		282,260
SHAREHOLDERS' EQUITY				
Share capital (Notes 2, 3)		21,280,539		19,909,724
Contributed surplus		584,110		141,628
Deficit		(11,696,515)		(11,007,350)
		10,168,134		9,044,002
	$	10,761,548	$	9,326,262

Approved by the Board of Directors:

Director

Director

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended (Unaudited)

		May 31, 2004		May 31, 2003
Administration costs				
Amortization	$	831	$	696
Consulting fees		20,314		12,836
Corporate relations		4,467		17,638
Interest expense		253		211
Legal and audit		10,885		14,608
Licences, taxes, insurance and fees		15,884		8,577
Office services and expenses		37,366		20,939
Shareholders' meetings and reports		18,768		18,020
Stock based compensation		270,300		-
Travel		18,823		1,459
Operating loss		(397,891)		(94,984)
Other income (loss)				
Interest income		784		3,975
Foreign exchange adjustments		(1,314)		(2,305)
General exploration costs		(37,789)		(13,948)
		(38,319)		(12,278)
Loss for the period		(436,210)		(107,262)
Deficit, beginning of period		(11,260,305)		(10,153,480)
Deficit, end of period	$	(11,696,515)	$	(10,260,742)
Net loss per share	$	(0.007)	$	(0.002)
Weighted average number of common shares outstanding		66,810,854		56,362,859

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the six months ended
(Unaudited)

		May 31, 2004		May 31, 2003
Administration costs				
Amortization	$	1,162	$	990
Consulting fees		32,314		24,835
Corporate relations		11,855		42,686
Interest expense		612		443
Legal and audit		13,596		26,461
Licences, taxes, insurance and fees		26,772		18,364
Office services and expenses		70,331		36,685
Shareholders' meetings and reports		20,593		18,789
Stock based compensation		442,482		-
Travel		25,696		7,299
Operating loss		(645,913)		(176,552)
Other income (loss)				
Interest income		23,034		5,096
Foreign exchange adjustments		(854)		(2,529)
General exploration costs		(65,432)		(33,536)
		(43,252)		(30,969)
Loss for the period		(689,165)		(207,521)
Deficit, beginning of period		(11,007,350)		(10,053,221)
Deficit, end of period	$	(11,696,515)	$	(10,260,742)
Net loss per share	$	(0.011)	$	(0.004)
Weighted average number of common shares outstanding		66,810,854		56,362,859

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2004	May 31, 2003
Cash flows from (used in) operating activities		
Loss for the period	$ (436,210)	$ (107,262)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	8,422	6,200
- stock based compensation	270,300	-
	(157,488)	(101,062)
Change in non-cash working capital items:		
- sundry receivable	(68,442)	(101,400)
- prepaid expenses	(517)	24,950
- accounts payable and accrued liabilities	359,745	202,594
	133,298	25,082
Cash flows from (used in) financing activities		
Shares issued for cash	263,500	236,500
Share issuance cost		(210)
Principal reduction of mortgage loan	(3,039)	(3,016)
	260,461	233,274
Cash flows from (used in) investing activities		
Mineral property costs	(93,518)	(12,574)
Deferred exploration costs	(1,133,478)	(419,394)
Purchase of capital assets	(4,799)	(6,131)
	(1,231,795)	(438,099)
Decrease in cash and cash equivalents	(838,036)	(179,743)
Cash and cash equivalents, beginning of period	2,325,708	701,381
Cash and cash equivalents, end of period	$ 1,487,672	$ 521,638
Supplementary cash flow information		
Cash paid for interest charges	$ 1,151	$ 1,132

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

	May 31, 2004		May 31, 2003
Cash flows from (used in) operating activities			
Loss for the period	$ (689,165)	$	(207,521)
Adjustment for items not involving cash:			
- amortization of property, plant and equipment	16,365		11,787
- stock based compensation	442,482		-
	(230,318)		(195,734)
Change in non-cash working capital items:			
- sundry receivable	(103,350)		(44,508)
- prepaid expenses	(5,898)		87,927
- accounts payable and accrued liabilities	317,850		(56,394)
	(21,716)		(208,709)
Cash flows from (used in) financing activities			
Shares issued for cash	381,000		1,236,500
Shares issued for cash – flow-through shares	1,004,500		-
Share issuance cost	(14,686)		(157,203)
Principal reduction of mortgage loan	(6,696)		(6,463)
	1,364,118		1,072,834
Cash flows from (used in) investing activities			
Mineral property costs	(93,798)		(12,574)
Deferred exploration costs	(1,310,746)		(503,194)
Purchase of capital assets	(25,315)		(6,131)
	(1,429,859)		(521,899)
(Decrease) increase in cash and cash equivalents	(87,457)		342,226
Cash and cash equivalents, beginning of period	1,575,129		179,412
Cash and cash equivalents, end of period	$ 1,487,672	$	521,638
Supplementary cash flow information			
Cash paid for interest charges	$ 2,446	$	2,718

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2003.

1. Mineral Properties and Deferred Exploration Costs

[-----December 1, 2003 to May 31, 2004------]

	Balance November 30, 2003	property cost additions	exploration cost additions	written off	Balance May 31, 2004
Doyle Lake	$ 718,214	$ -	$ 15,882	$ -	$ 734,096
Clinton	18,619	-	1,743	-	20,362
Fishback Lake and Dessert Lake	246,825	62,514	108,676	-	418,015
CH	4,077,385	-	1,180,260	-	5,257,645
Regional, NWT	41,944	-	815	-	42,759
Happy Creek	907,030	-	1,504	-	908,534
McConnell Creek and other	1,389,185	31,284	1,866	-	1,422,335
	$ 7,399,202	$ 93,798	$ 1,310,746	$ -	$ 8,803,746

	Balance November 30, 2003	Dec 1/03 to Additions	May 31/04 written off	Balance May 31, 2004
Mineral property costs	$ 483,597	$ 93,798	$ -	$ 577,395
Deferred exploration costs	6,915,605	1,310,746	-	8,226,351
	$ 7,399,202	$ 1,404,544	$ -	$ 8,803,746

Exploration costs incurred during the six months ended:

	May 31, 2004	May 31, 2003
Charter Aircraft	$ 309,188	$ 55,253
Drilling, trenching, sampling	164,433	213,648
Licences and recording fees	1,463	5,486
Project supplies	64,901	45,725
Salaries and wages	59,266	33,963
Survey	466,520	28,532
Technical and professional services	149,048	77,405
Transportation	95,927	43,182
	$ 1,310,746	$ 503,194

During the period, the Company staked six additional McConnell Creek claims in British Columbia and 13 Fishback Lake claims in the Northwest Territories.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2003	65,528,020	$19,909,724
Issued pursuant to flow-through share agreements		
Less share issuance costs of $14,685	2,232,222	989,815
Exercise of warrants	570,000	114,000
Exercise of stock options	915,000	267,000
Balance, May 31, 2004	69,245,242	$21,280,539

(c) During the period ended May 31, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE").

(i) issued 570,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $114,000

(d) At May 31, 2004, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
400,000	0.20	June 24, 2004
5,200,000	0.20	July 11, 2004
5,600,000		

3. Stock Options

During the period, the Company's Board of Directors approved and granted 1,430,000 stock options to directors and employees of the Company. Each option entitles its holder to acquire one common share of the Company at $0.50 per common share. These options are vested over eighteen months and are exercisable for five years.

The Company's Stock Option Plan was amended on January 15, 2004 to increase the maximum number of shares reserved for the granting of stock options. On May 14, 2004, at the shareholders Annual and Special Meeting, the shareholders approved the amendment to the Plan.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

3.   **Stock Options**   (continued)

Stock options outstanding as at May 31, 2004:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2003	6,155,000	$ 0.27
Granted	1,430,000	$ 0.50
Exercised	(915,000)	$ 0.29
Expired	(750,000)	$ 0.32
Options outstanding at May 31, 2004	5,920,000	$ 0.26

The weighted average fair value of the options granted during the period ended May 31, 2004 was $0.52.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,920,000	3.20	$ 0.32	4,428,889	$0.28

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted in 2003 to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 107%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued in 2003, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	May 31, 2004	May 31, 2003
Net (loss) for the period:		
- as reported	$(689,165)	$(252,955)
- pro-forma	$(698,250)	$(282,952)
Basic and diluted (loss) per share:		
- as reported	$(0.011)	$(0.004)
- pro-forma	$(0.011)	$(0.004)

In 2004, the fair value of all options granted to employees, directors and consultants are recognized as stock based compensation cost in the financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

4.   Related Party Transactions

During the six months ended May 31, 2004, the Company was billed $41,180 by a director who is the President and CEO (May 31, 2003– $24,000) for consulting fees and technical and professional services. $13,656 is recorded in accounts payable at May 31, 2004 (May 31, 2003 - $24,000).

5.   Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States.   The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2004 and May 31, 2003.

The Company's total assets are segmented geographically as follows:

	May 31, 2004	May 31, 2003
Canada	$9,853,014	$6,687,261
United States	908,534	901,800
	$10,761,548	$7,589,061

6.   Commitment

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month.   Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of May 31, 2004.   If the conditions precedent had been satisfied at May 31, 2004, the amount owing under the agreement would be $173,170 in addition to the $7,656 owing at May 31, 2004 (see Note 4 – Related Party Transactions).

7.   Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

8.   Subsequent Events

Subsequent to May 31, 2004:

i)   the Company issued 5,440,000 common shares pursuant to warrants exercised for gross proceeds of $1,088,000

ii)   granted a total of 45,000 stock options to an employee and a consultant at $0.50 per common share exercisable for five years and

iii)   issued 100,000 common shares pursuant to the exercise of stock options at $0.25 per share for gross proceeds of $25,000.

82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street   Tel: (604) 688-0546
Vancouver, BC   Canada   Fax: (604) 688-0378
V6B 1N2

July 20, 2004

PRESS RELEASE

Phase one drilling on the "Big Hole" at Fishback complete

VANCOUVER, BRITISH COLUMBIA – The first phase of the deep drilling program on the "Big Hole" kimberlite target in Awry Lake has been completed, with inconclusive but encouraging results.

The "Big Hole", an unusually deep, steep-walled depression in Awry Lake, lies on GGL Diamond Corp.'s (GGL) 100%-owned Fishback property in the Northwest Territories, 70 kilometres northwest of Yellowknife.

Phase one of the drill program was completed with 841 metres of core returned from Hole FB 04-01. The hole encountered a number of sections of highly brecciated and altered granite, intruded by mafic rocks, before being terminated due to excessive deviation from the planned direction of 165°. At times the alteration and breccia contains carbonate. At 775.3 metres, 0.6 metres of banded, carbonate rich, fine grained microbreccia was encountered.

A number of samples have been removed for geochemical analysis. The drill remains on site pending receipt of the results of this analysis.

The breccia and alteration encountered in Hole FB04-01 is two kilometers northeast of the alteration and breccia containing kimberlite indicator minerals, as previously reported (see March 11, 2004 press release). Both lie along the rim of the Big Hole, and both are approximately 1.3 kilometres from the center of the geophysical anomaly within the Lake.

A recent airborne geophysical survey followed by a ground gravity survey over the target area identified an EM conductor and an isolated gravity low, between 500 and 900 metres in diameter, which correlated to the southern part of the 75 metre deep portion of the "Big Hole" (see June 7 and June 30, 2004 press releases). The center of the gravity and EM anomaly is 1.3 kilometres south-east from the collar of FB04-01.

To direct the next stage of exploration, the Company has initiated an intense program of bedrock geological study and glacial till sampling in the immediate area of Awry Lake.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is GGL's qualified person and has reviewed this data.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.